UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock Code:  981)

NON-EXEMPT CONNECTED TRANSACTIONS

PRE-EMPTIVE SUBSCRIPTIONS BY DATANG AND COUNTRY HILL

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

*      for identification purpose only

BACKGROUND

The Top-up Placing and the Top-up Subscription

References are made to the Company’s announcements dated 4 June 2014 and 12 June 2014, relating to, among other things, the Placing and Subscription Agreement pursuant to which each of the Joint Placing Agents agreed, severally but not jointly, to purchase or to procure purchasers to purchase the 2,590,000,000 Sale Shares held by Datang at the price of HK$0.60 per Sale Share.

Following completion of the Placing on 9 June 2014 and completion of the Subscription on 12 June 2014, (i) a total of 2,590,000,000 Sale Shares were successfully placed by the Joint Placing Agents to placees who were third parties independent of and not connected with the Company and its connected persons, at the placing price of HK$0.60 per Sale Share, and (ii) 2,590,000,000 Subscription Shares were issued and allotted to Datang at the price of HK$0.60 per Subscription Share pursuant to the Placing and Subscription Agreement. The Subscription Shares were allotted and issued to Datang pursuant to the 2013 General Mandate and rank pari passu in all respects with the Shares. The issue of the Subscription Shares was not subject to the approval of the Shareholders and the Subscription Shares were listed on the Hong Kong Stock Exchange on 12 June 2014.

The issue of the Further Bonds

References are made to the Company’s announcements dated 4 June 2014 and 24 June 2014, relating to, among other things, (i) the Further Bonds Subscription Agreement pursuant to which each of the Joint Managers agreed to subscribe for and pay for, or to procure subscribers to subscribe for and pay for the Further Bonds to be issued by the Company in an aggregate principal amount of US$95 million, and (ii) the completion of the issue of the Further Bonds. The Further Bonds will be convertible into 924,738,230 Shares, assuming full conversion of the Further Bonds at the initial Conversion Price of HK$0.7965. Following completion of the issue of the Further Bonds on 24 June 2014, the Further Bonds were listed and quoted on the bonds market on the Singapore Exchange on 25 June 2014.

PRE-EMPTIVE RIGHTS OF DATANG AND THE DATANG PRE-EMPTIVE SUBSCRIPTION

References are made to the Company’s announcements dated 10 November 2008, 4 June 2014 and 18 June 2014 in relation to the Datang Share Purchase Agreement and the delivery by Datang of an irrevocable notice to the Company that it will fully exercise its pre-emptive right in respect of the issue of the Subscription Shares, the Further Bonds and any Country Hill Pre-emptive Subscription.

The Datang Pre-emptive Share Subscription Agreement

On 22 August 2014, the Company entered into the Datang Pre-emptive Share Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Pre- emptive Share Subscription Agreement, the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the Datang Pre-emptive Shares. The subscription by Datang of the Datang Pre-emptive Shares will be at a price equivalent to the Subscription Price, and conditional upon the obtaining of the necessary governmental approvals and the approval of the Independent Shareholders.

The Datang Pre-emptive Bond Subscription Agreement

On 22 August 2014, the Company entered into the Datang Pre-emptive Bond Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Pre- emptive Bond Subscription Agreement, the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the Datang Pre-emptive Bonds in an aggregate principal amount of US$22,200,000 for a total cash consideration of US$22,533,000 which is 101.5% of the aggregate principal amount of the Further Bonds, based on terms and conditions that are substantially the same as the issue of the Further Bonds, and conditional upon the obtaining of the necessary governmental approvals and the approval of the Independent Shareholders.  The Datang Pre-emptive Bonds will be consolidated and form a single series with the Original Bonds and the Further Bonds.

The Conversion Price will initially be HK$0.7965 per Share (which is approximately the net Conversion Price per Share), but will be subject to adjustment, with a fixed exchange rate of HK$7.7532 = US$1.00. Based on the initial Conversion Price of HK$0.7965 per Share and assuming full conversion of the Datang Pre-emptive Bonds at the initial Conversion Price, the Datang Pre-emptive Bonds will be convertible into 216,096,723 Shares, representing approximately 0.62% of the issued share capital of the Company on the last full trading day immediately before execution of the Datang Pre-emptive Bond Subscription Agreement and approximately 0.62% of the issued share capital of the Company as enlarged by and assuming full conversion of the Datang Pre-emptive Bonds.

The Datang Supplemental Agreement

On 22 August 2014, the Company entered into the Datang Supplemental Agreement with Datang and Datang Telecom to amend the pre-emptive rights provision in the Datang Share Purchase Agreement in order to give effect to the parties’ understanding of the purpose of the pre-emptive rights provision.

PRE-EMPTIVE RIGHTS OF COUNTRY HILL AND THE COUNTRY HILL PRE- EMPTIVE SUBSCRIPTION

References are made to the Company’s announcements dated 18 April 2011, 4 June 2014 and 18 June 2014 in relation to the Country Hill Subscription Agreement and the delivery by Country Hill of an irrevocable notice to the Company that it will exercise its pre-emptive right in respect of the issue of the Subscription Shares only for a total consideration of an amount equivalent to approximately US$20.6 million.

On 22 August 2014, the Company entered into the Country Hill Pre-emptive Subscription Agreement with Country Hill, pursuant to which, on and subject to the terms of the Country Hill Pre-emptive Subscription Agreement, the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, the Country Hill Pre-emptive Shares. The subscription by Country Hill of the Country Hill Pre-emptive Shares will be at a price equivalent to the Subscription Price, and conditional upon the approval of the Independent Shareholders.

IMPLICATIONS OF THE LISTING RULES

Datang currently holds 17.55% of the entire existing issued share capital of the Company. Country Hill currently holds 10.35% of the entire existing issued share capital of the Company. As each of Datang and Country Hill is a substantial Shareholder of the Company by virtue of their respective shareholding interest, each of them is a connected person of the Company and the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement as well as the transactions contemplated thereunder (including the allotment and issue of the Datang Pre- emptive Shares, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Country Hill Pre-emptive Shares and any Datang Conversion Shares) will constitute connected transactions of the Company under Chapter 14A of the Listing Rules. Therefore, the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre- emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement and the transactions contemplated thereunder are subject to reporting, announcement and Independent Shareholders’ approval requirements under the Chapter 14A of the Listing Rules.

In accordance with the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors who have no direct or indirect interest in the Datang Pre-emptive Subscription, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription, other than, where applicable, being a Shareholder) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre- emptive Subscription Agreement are fair and reasonable, whether the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre- emptive Subscription Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the Independent Financial Adviser.

GENERAL

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders to approve (i) the Datang Pre-emptive Share Subscription Agreement and the allotment and issue of the Datang Pre-emptive Shares, (ii) the Datang Pre-emptive Bond Subscription Agreement, the issue of the Datang Pre-emptive Bonds, and the allotment and issue of the Datang Conversion Shares, (iii) the grant of the Datang Pre-emptive Specific Mandate, (iv) the Datang Supplemental Agreement, (v) the Country Hill Pre-emptive Subscription Agreement and the allotment and issue of the Country Hill Pre-emptive Shares and (vi) the grant of the Country Hill Pre-emptive Specific Mandate.

Datang and its associates, being connected persons of the Company in respect of the Datang Pre-emptive Subscription, will abstain from voting on the ordinary resolutions to approve (i) the Datang Pre-emptive Share Subscription Agreement and the allotment and issue of the Datang Pre-emptive Shares, (ii) the Datang Pre-emptive Bond Subscription Agreement, the issue of the Datang Pre-emptive Bonds, and the allotment and issue of the Datang Conversion Shares, (iii) the grant of the Datang Pre-emptive Specific Mandate, and (iv) the Datang Supplemental Agreement.

Country Hill and its associates, being connected persons of the Company in respect of the Country Hill Pre-emptive Subscription, will abstain from voting on the ordinary resolutions to approve (i) the Country Hill Pre-emptive Subscription Agreement and the allotment and issue of the Country Hill Pre-emptive Shares, and (ii) the grant of the Country Hill Pre- emptive Specific Mandate.

A circular containing, among other things, further details on the Datang Pre-emptive Subscription, the Country Hill Pre-emptive Subscription, the Datang Supplemental Agreement, a letter from the Independent Board Committee and an opinion from the Independent Financial Adviser together with the notice convening the EGM to approve (i) the Datang Pre-emptive Subscription, the allotment and issue of the Datang Pre-emptive Shares and issue of the Datang Pre-emptive Bonds (and the allotment and issue of Datang Conversion Shares thereunder), (ii) the Country Hill Pre-emptive Subscription and the issue of the Country Hill Pre-emptive Shares, (iii) the Pre-emptive Specific Mandates, and (iv) the Datang Supplemental Agreement will be despatched to the Shareholders as early as practicable in accordance with the requirements of the Listing Rules.

An application will be made by the Company to the Listing Committee of the Hong Kong Stock Exchange for the granting of the approval for the listing of, and permission to deal in, the Datang Pre-emptive Shares, the Datang Conversion Shares and the Country Hill Pre- emptive Shares. An application will be made by the Company to the Singapore Exchange for the listing and quotation of the Datang Pre-emptive Bonds on the bonds market of the Singapore Exchange.

UNITED STATES SECURITIES LAW MATTERS

The Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares in the United States. This announcement does not constitute an offer of any securities for sale.

Shareholders and potential investors should note that completion of the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription is subject to fulfilment of the conditions under the Datang Pre-emptive Share Subscription Agreement, the Datang Pre- emptive Bond Subscription Agreement and the Country Hill Pre-emptive Subscription Agreement and may be terminated in certain circumstances. As the allotment and issue of the Datang Pre-emptive Shares, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Country Hill Pre-emptive Shares may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares. When in doubt, investors are recommended to consult their professional adviser(s).

BACKGROUND

The Top-up Placing and the Top-up Subscription

References are made to the Company’s announcements dated 4 June 2014 and 12 June 2014, relating to, among other things, the Placing and Subscription Agreement pursuant to which each of the Joint Placing Agents agreed, severally but not jointly, to purchase or to procure purchasers to purchase the 2,590,000,000 Sale Shares held by Datang at the price of HK$0.60 per Sale Share.

Following completion of the Placing on 9 June 2014 and completion of the Subscription on 12 June 2014, (i) a total of 2,590,000,000 Sale Shares were successfully placed by the Joint Placing Agents to placees, who were third parties independent of and not connected with the Company and its connected persons, at the placing price of HK$0.60 per Sale Share, and (ii) 2,590,000,000 Subscription Shares were issued and allotted to Datang at the price of HK$0.60 per Subscription Share pursuant to the Placing and Subscription Agreement. The Subscription Shares were allotted and issued to Datang pursuant to the 2013 General Mandate and rank pari passu in all respects with the Shares. The issue of the Subscription Shares was not subject to the approval of the Shareholders and the Subscription Shares were listed on the Hong Kong Stock Exchange on 12 June 2014.

The issue of the Further Bonds

References are made to the Company’s announcements dated 4 June 2014 and 24 June 2014, relating to, among other things, (i) the Further Bonds Subscription Agreement pursuant to which each of the Joint Managers agreed to subscribe for and pay for, or to procure subscribers to subscribe for and pay for the Further Bonds to be issued by the Company in an aggregate principal amount of US$95 million, and (ii) the completion of the issue of the Further Bonds. The Further Bonds will be convertible into 924,738,230 Shares, assuming full conversion of the Further Bonds at the initial Conversion Price of HK$0.7965. Following completion of the issue of the Further Bonds on 24 June 2014, the Further Bonds were listed and quoted on the bonds market of the Singapore Exchange on 25 June 2014.

THE DATANG PRE-EMPTIVE SUBSCRIPTION

Pre-emptive rights of Datang

References are made to the Company’s announcements dated 10 November 2008, 4 June 2014 and 18 June 2014 in relation to the Datang Share Purchase Agreement and the delivery by Datang of an irrevocable notice to the Company that it will fully exercise its pre-emptive right in respect of the issue of the Subscription Shares and the Further Bonds and any Country Hill Pre-emptive Subscription.

Pursuant to the Datang Share Purchase Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Datang has the pre-emptive right to purchase such number of additional Shares or securities convertible into Shares so as to enable Datang to hold, after the issue of such securities, a pro rata portion of such securities equivalent to the percentage of the issued share capital of the Company then beneficially owned by Datang prior to the issue of such securities. Datang’s pre-emptive right is applicable to the issue of the Subscription Shares, the Further Bonds and any Country Hill Pre-emptive Subscription. Pursuant to the Datang Share Purchase Agreement, completion of any such issue of the Datang Pre-emptive Shares and the Datang Pre-emptive Bonds to Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals.

Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre- emptive Shares and the Datang Pre-emptive Bonds in connection with the issue of the Subscription Shares, the Further Bonds and any Country Hill Pre-emptive Subscription will be at a price equivalent to the Subscription Price (in the case of the Datang Pre-emptive Shares) or at a price equivalent to the issue price of the Further Bonds (in the case of the Datang Pre- emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the Independent Shareholders for the Datang Pre-emptive Subscription.

The Company has notified Datang in accordance with the terms of the Datang Share Purchase Agreement in respect of the issue of the Subscription Shares, the issue of the Further Bonds and the possibility of the Country Hill Pre-emptive Subscription. Pursuant to the Datang Share Purchase Agreement, Datang delivered an irrevocable notice to the Company on 18 June 2014 that it would be fully exercising its pre-emptive right in respect of the issue of the Subscription Shares, the Further Bonds and the Country Hill Pre-emptive Subscription. The subscription by Datang of the Datang Pre-emptive Shares and the Datang Pre-emptive Bonds will be based on terms and conditions that are substantially the same as the Placing, the Subscription and the issue of the Further Bonds.

The Datang Pre-emptive Securities were calculated in accordance with Datang’s shareholding immediately before the Company’s entry into the Placing and Subscription Agreement and the Further Bonds Subscription Agreement, being approximately 18.98% of the issued share capital of the Company. As a result of the place down of Shares by Datang under the Placing and the dilutive effect of the Subscription pursuant to the Placing and Subscription Agreement, Datang’s shareholding immediately before the issue of the Subscription Shares and immediately before the issue of the Further Bonds were approximately 10.94% and 17.56% of the issued share capital of the Company, respectively. However, the parties have agreed that it is fair and reasonable for Datang’s pre-emptive right to be based on its shareholding immediately before the date of the Placing and Subscription Agreement and the Further Bonds Subscription Agreement, being 18.98%, in order to give effect to the purpose of the relevant pre-emptive rights provision in the Datang Share Purchase Agreement. Datang, Datang Telecom and the Company have further agreed to enter into the Datang Supplemental Agreement to amend the pre-emptive rights provision in the Datang Share Purchase Agreement to give effect to this understanding.

The Datang Pre-emptive Share Subscription Agreement

On 22 August 2014, the Company entered into the Datang Pre-emptive Share Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Pre- emptive Share Subscription Agreement, the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the Datang Pre-emptive Shares. The subscription by Datang of the Datang Pre-emptive Shares will be at a price equivalent to the Subscription Price, and conditional upon the obtaining of the necessary governmental approvals and the approval of the Independent Shareholders.

The principal terms of the Datang Pre-emptive Share Subscription Agreement are set out below:

Date:	22 August 2014

Parties:	(i) Datang as the subscriber; and

(ii) the Company as the issuer.

Interest to be acquired:

The Datang Pre-emptive Shares represent (i) approximately 1.92% of the total issued share capital of the Company as at the date of this announcement; and (ii) approximately 1.89% of the issued share capital of the Company as enlarged by the issue of the Datang Pre- emptive Shares.

Consideration:	The total cash consideration payable by Datang is HK$401,681,371.20 comprising 669,468,952 Shares in aggregate of HK$0.60 per Share.

Subscription Price:	The subscription price of HK$0.60 per Share represents:

(1)  a discount of approximately 17.81% over the Closing Price of HK$0.730 per Share as quoted on the Hong Kong Stock Exchange on the last full trading day immediately before execution of the Datang Pre-emptive Share Subscription Agreement;

(2)  a discount of approximately 18.70% over the volume weighted average Closing Price of HK$0.738 per Share for the last five consecutive trading days up to and including the last full trading day immediately before execution of the Datang Pre-emptive Share Subscription Agreement; and

(3)  a discount of approximately 17.13% over the volume weighted average Closing Price of HK$0.724 per Share for the last ten consecutive trading days up to and including the last full trading day immediately before execution of the Datang Pre-emptive Share Subscription Agreement.

Proposed issue of the Datang Pre-emptive Shares:	Subject to the fulfilment of the conditions set out below in the section headed “Conditions Precedent”.

Conditions Precedent:	Completion of the subscription of the Datang Pre-emptive Shares is conditional upon the fulfilment of the following conditions:

1.   Listing: the Hong Kong Stock Exchange having agreed to list the Datang Pre-emptive Shares (and such listing permission not subsequently revoked prior to the delivery of definitive share certificate(s) representing the Datang Pre-emptive Shares);

2.   Independent Shareholder’s approval for the issue of Datang Pre- emptive Shares: the Company having obtained the approval of the Independent Shareholders in general meeting of the subscription by Datang of Datang Pre-emptive Shares and a specific mandate to the issue of the Datang Pre-emptive Shares at closing pursuant to the Datang Pre-emptive Share Subscription Agreement;

3.   No governmental prohibition: the issue of the Datang Pre-emptive Shares by the Company and the subscription of the Datang Pre-emptive Shares by Datang not being prohibited by any law or governmental order or regulation, and Datang having obtained government approvals or consent for subscription of the Datang Pre-emptive Shares from the PRC Ministry of Commerce, the National Development and Reform Commission, and the State Administration of Foreign Exchange.

4. The Company has agreed to, as soon as is reasonably practicable:

(i) take such steps as are necessary to hold the general meeting with a view to obtain the approvals required under condition 2 above; and

(ii)   apply to the Hong Kong Stock Exchange for the granting of listing of, and permission to deal in, the Datang Pre-emptive Shares and use all reasonable endeavours to obtain the granting of such listing and permission to deal by the Hong Kong Stock Exchange as soon as is reasonably practicable.

Company lock-up undertaking:

The Company has undertaken to Datang that for a period commencing on the date of the Datang Pre-emptive Share Subscription Agreement and ending on the date falling on 90 days after that date (inclusive), the Company will not, except for the issue of (1) the Datang Pre-emptive Shares, the Datang Pre-emptive Bonds (or any Datang Conversion Shares to be issued thereunder) and the Country Hill Pre-emptive Shares; (2) any Shares issuable under the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds; (3) securities under the terms of any employee share scheme of the Company or any other scheme that has been publicly announced or disclosed by the Company as of the date of the Datang Pre-emptive Share Subscription Agreement; (4) bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with its articles of association; and (5) Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to Shares which are issued as consideration for any merger or acquisition provided that (A) the aggregate value of the Shares issued (as calculated by the current market price is less than US$100,000,000 and (B) the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided in this Clause prior to any such issue:

(a)  allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe for (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Share(s) or any interests in Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to Shares or interest in Shares; or

(b) agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in (a) above; or

(c) announce any intention to enter into or effect any such transaction described in (a) or (b) above,

without first having obtained the written consent of Datang (such consent not to be unreasonably withheld or delayed).

Termination:

If at any time prior to 9 : 00 a.m. (Hong Kong time) on the second business day after the date upon which the last of the Conditions to be satisfied shall have been so satisfied or waived or such other time and/ or date as Datang and the Company may agree in writing:

1. there develops, occurs or comes into force:

(a)  any new law or regulation or any change or development involving a prospective change in existing laws or regulations in any relevant jurisdiction which in the opinion of Datang has or is likely to have a material adverse effect on the financial position of the Group as a whole; or

(b)  any significant change (whether or not permanent) in local, national or international monetary, economic, financial or political conditions which in the opinion of Datang is or would be materially adverse to the success of the subscription of the Datang Pre-emptive Shares; or

(c)  any significant change (whether or not permanent) in local, national or international securities market conditions or currency exchange rates or foreign exchange rates or foreign exchange controls which in the reasonable opinion of Datang is or would be materially adverse to the success of Datang or make it impracticable or inexpedient to proceed therewith; or

(d)  a general moratorium on commercial banking activities in Hong Kong, the PRC, London or New York declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in Hong Kong, the PRC, Singapore, the United Kingdom or the United States; or

(e) a change or development involving a prospective change in Taxation which materially adversely affects the Group as a whole or the Datang Pre-emptive Shares; or

(f)   any outbreak or escalation of hostilities or act of terrorism involving Hong Kong, the PRC, Singapore, the United Kingdom or the United States or the declaration by Hong Kong, the PRC, Singapore, the United Kingdom or the United States of a national emergency or war; or

(g)  any suspension of dealings in the Shares on the Hong Kong Stock Exchange or American Depository Shares over the Shares on the New York Stock Exchange for any period whatsoever (other than a voluntary suspension or as a result of the Subscription, the Announcement or in connection with the issuance of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares); or

(h)  any moratorium, suspension or material restriction on trading in shares or securities generally on the Hong Kong Stock Exchange, the Shanghai stock exchange, the London Stock Exchange or the New York Stock Exchange due to exceptional financial circumstances or otherwise at any time prior to the Datang Pre-emptive Share Subscription Closing Date; or

2.   any breach of any of the representations, warranties and undertakings set out in the Datang Pre-emptive Share Subscription Agreement comes to the knowledge of Datang or any event occurs or any matter arises on or after the date of the Datang Pre-emptive Share Subscription Agreement and prior to the Datang Pre-emptive Share Subscription Closing Date which if it had occurred or arisen before the date of the Datang Pre- emptive Share Subscription Agreement would have rendered any of such representations, warranties and undertakings untrue or incorrect in any respect, or there has been a breach of, or failure to perform, any other provision of the Datang Pre-emptive Share Subscription Agreement on the part of the Company; or

3.   there is any such adverse change, or development involving a prospective adverse change in the general affairs, condition, results of operations or prospects, management, business or in the financial or trading position of the Group as a whole which in the opinion of Datang is materially adverse to the success of the subscription of the Datang Pre-emptive Shares, then and in any such case, Datang may terminate the Datang Pre- emptive Share Subscription Agreement without liability to it and/or the Company (other than for any antecedent breach) by giving notice in writing to the Company, which notice may be given at any time prior to 9 : 00 a.m. (Hong Kong time) on the Datang Pre-emptive Share Subscription Closing Date.

Completion of the Datang Pre-emptive Share Subscription	Completion of the subscription of the Datang Pre-emptive Shares will take place on the Datang Pre-emptive Share Subscription Closing Date.

The Datang Pre-emptive Bond Subscription Agreement

On 22 August 2014, the Company entered into the Datang Pre-emptive Bond Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Pre- emptive Bond Subscription Agreement, the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the Datang Pre-emptive Bonds in an aggregate principal amount of US$22,200,000 for a total cash consideration of US$22,533,000 which is 101.5% of the aggregate principal amount of the Further Bonds, based on terms and conditions that are substantially the same as the issue of the Further Bonds, and conditional upon the obtaining of the necessary governmental approvals and the approval of the Independent Shareholders. The Datang Pre-emptive Bonds will be consolidated and form a single series with the Original Bonds and Further Bonds.

The Conversion Price will initially be HK$0.7965 per Share (which is approximately the net Conversion Price per Share), but will be subject to adjustment, with a fixed exchange rate of HK$7.7532 = US$1.00. Based on the initial Conversion Price of HK$0.7965 per Share and assuming full conversion of the Datang Pre-emptive Bonds at the initial Conversion Price, the Datang Pre-emptive Bonds will be convertible into 216,096,723 Shares, representing approximately 0.62% of the issued share capital of the Company on the last full trading day immediately before execution of the Datang Pre-emptive Bond Subscription Agreement and approximately 0.62% of the issued share capital of the Company as enlarged by and assuming full conversion of the Datang Pre-emptive Bonds.

The principal terms of the Datang Pre-emptive Bond Subscription Agreement are set out below:

Date:	22 August 2014

Parties:	(i) Datang as the subscriber; and

(ii) the Company as the issuer

Proposed issue of the Datang Pre-emptive Bonds:	Subject to the fulfilment of the conditions set out below in the section headed “Conditions Precedent”.

Conversion of the Datang Pre-emptive Bonds

Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Datang Pre-emptive Bonds at the initial Conversion Price, the Datang Pre-emptive Bonds will be convertible into 216,096,723 Shares, representing approximately 0.62% of the total issued share capital of the Company on the last full trading day immediately before execution of the Datang Pre-emptive Bond Subscription Agreement and approximately 0.62% of the issued share capital of the Company as enlarged by and assuming full conversion of the Datang Pre-emptive Bonds. The Shares issuable upon conversion of the Datang Pre-emptive Bonds will be allotted and issued pursuant to the Datang Pre-emptive Specific Mandate to be granted to the Board by the Independent Shareholders at the EGM and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Datang Pre-emptive Bonds is subject to the approval of the Independent Shareholders at the EGM.

Conditions Precedent:	The obligations of Datang to subscribe for and pay for the Datang Pre-emptive Bonds are subject to, among others, the following conditions precedent:

1. Other contracts: the execution and delivery of the other contracts by the respective parties;

2. Compliance: at the Datang Pre-emptive Bond Subscription Closing Date:

a.   the representations and warranties of the Company being true, accurate and correct;

b.   the Company having performed all its obligations under the Datang Pre-emptive Bond Subscription Agreement; and

c.   there having been delivered to Datang a certificate of a duly authorised officer of the Company;

3.   Material adverse change: up to the Datang Pre-emptive Bond Subscription Closing Date, there not having occurred any change (nor any development or event reasonably likely to involve a prospective change), in the condition (financial or other), prospects, results of operations or general affairs of the Company or of the Group, which, in the opinion of Datang, is material and adverse in the context of the issue of the Datang Pre- emptive Bonds;

4.   Other consents: all resolutions, consents, authorities and approvals required in relation to the issue of the Datang Pre- emptive Bonds and the performance of its obligations under the trust deed, the agency agreement and the Datang Pre-emptive Bonds (including the consents and approvals required from all lenders) having been obtained by the Company;

5.   Listing: the Hong Kong Stock Exchange having agreed to list the Datang Conversion Shares and the Singapore Exchange having agreed, subject to any conditions reasonably satisfactory to Datang, to list the Datang Pre-emptive Bonds (or, in each case, Datang being reasonably satisfied that such listing will be granted);

6. Legal opinions: there having been delivered to Datang copies of certain legal opinions issued for the Further Bonds.

The obligations of the Company to issue, and Datang to subscribe, the Datang Pre-emptive Bonds are conditional on:

1.   Independent Shareholder’s approval for the issue of Datang Pre-emptive Bonds: The Company having obtained the approval of the Independent Shareholders in general meeting of a specific mandate to the issue of the Datang Pre-emptive Bonds at closing pursuant to the Datang Pre-emptive Bond Subscription Agreement and the Datang Conversion Shares (including those Shares issuable as a result of any adjustment to the conversion rate pursuant to the rights of the terms and conditions specified in the Datang Pre-emptive Bond Subscription Agreement);

2.   Listing: The Hong Kong Stock Exchange having agreed to list the Datang Conversion Shares (including those Shares issuable as a result of any adjustment to the conversion rate pursuant to the rights of the terms and conditions specified in the Datang Pre- emptive Bond Subscription Agreement) and the Singapore Exchange having agreed to list the Datang Pre-emptive Bonds;

3.   No governmental prohibition: The issue of the Datang Pre-emptive Bonds by the Company and the subscription of the Datang Pre- emptive Bonds by Datang not being prohibited by any law or governmental order or regulation and Datang having obtained government approvals or consent for subscription of the Datang Pre-emptive Bonds from the PRC Ministry of Commerce, the National Development and Reform Commission, and the State Administration of Foreign Exchange.

Company lock-up undertaking:	The Company has undertaken to Datang that neither it, nor any person acting on its behalf will:

(a)  issue, offer, sell, pledge, contract to sell or otherwise dispose of or grant options, issue warrants or offer rights entitling persons to subscribe or purchase any interest in any Shares or securities of the same class as the Datang Pre-emptive Bonds or the Shares or any securities convertible into, exchangeable for or which carry rights to subscribe or purchase the Datang Pre-emptive Bonds, the Shares or securities of the same class as the Datang Pre- emptive Bonds, the Shares or other instruments representing interests in the Datang Pre-emptive Bonds, the Shares or other securities of the same class as them;

(b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of the Shares;

(c)  enter into any transaction with the same economic effect as, or which is designed to, or which may reasonably be expected to result in, or agree to do, any of the foregoing, whether any such transaction of the kind described in (a), (b) or (c) is to be settled by delivery of Shares or other securities, in cash or otherwise; or

(d)  announce or otherwise make public an intention to do any of the foregoing, in any such case without the prior written consent of Datang between the date of the Datang Pre-emptive Bond Subscription Agreement and 90 days from the date of the Datang Pre-emptive Bond Subscription Agreement (both dates inclusive);

except for (i) the issue of the Datang Pre-emptive Shares; (ii) the issue of any Bonds or new Shares to be issued upon conversion of Bonds pursuant to any pre-emptive rights arising from the Country Hill Subscription Agreement; (iii) the issue of any Shares to be issued upon conversion of the Bonds (iv) the issue of any share options and restricted share units pursuant to any share option schemes adopted by the Company in compliance with the Listing Rules and any publicly disclosed equity incentive plans of the Company; and (v) the issue of any Shares which are issued as consideration for any merger or acquisition provided that (1) the aggregate value of the Shares so issued (as calculated by the current market price is less than US$100,000,000 and (2) the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided above prior to any such issue,

Termination:	Datang may, prior to payment of the net subscription monies for the Datang Pre-emptive Bonds, terminate the Datang Pre-emptive Bond Subscription Agreement in any of the following circumstances:

(a)  if there shall have come to the notice of Datang any breach of, or any event rendering untrue or incorrect any of the warranties and representations contained in the Datang Pre-emptive Bond Subscription Agreement or any failure to perform any of the Company’s undertakings or agreements in the Datang Pre- emptive Bond Subscription Agreement;

(b) if any of the conditions specified above have not been satisfied or waived by Datang on or prior to the Datang Pre-emptive Bond Subscription Closing Date;

(c)  if there shall have been, since the date of the Datang Pre-emptive Bond Subscription Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions (including any disruption to trading generally, or trading in any securities of the Company on any stock exchange or in any over the counter market) or currency exchange rates or foreign exchange controls such as would in the opinion of Datang, be likely to prejudice materially the dealings in the Datang Pre-emptive Bonds in the secondary market;

(d)  if, in the opinion of Datang, there shall have occurred any of the following events: (i) a suspension or a material limitation in trading in securities generally on the New York Stock Exchange, the London Stock Exchange, the Singapore Exchange and/or the Hong Kong Stock Exchange and/or any other stock exchange on which the Company’s securities are traded; (ii) a suspension in trading in the Company’s securities on the Hong Kong Stock Exchange or the Company’s American Depositary Receipts on the New York Stock Exchange and/or any other stock exchange on which any of the Company’s securities are traded (other than any suspension in connection with the issue of the Datang Pre- emptive Bonds, or in respect of the transactions described in this announcement (including any exercise by Datang or Country Hill of their pre-emptive rights)); (iii) a general moratorium on commercial banking activities in the United States, Singapore, Hong Kong and/or the United Kingdom declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States, Hong Kong, Singapore or the United Kingdom; or (iv) a change or development involving a prospective change in taxation affecting the Company, the Datang Pre-emptive Bonds and the Shares to be issued upon conversion of the Datang Pre-emptive Bonds or the transfer thereof; or

(e)  if, in the opinion of Datang, there shall have occurred any event or series of events (including the occurrence of any local, national or international outbreak or escalation of disaster, hostility, insurrection, armed conflict, act of terrorism, act of God or epidemic) as would be likely to prejudice materially the dealings in the Datang Pre-emptive Bonds in the secondary market.

Subject to the foregoing, completion of the subscription and issue of the Datang Pre-emptive Bonds will take place on the Datang Pre- emptive Bond Subscription Closing Date.

The Board considers that the terms and conditions of the Datang Pre-emptive Bond Subscription Agreement and the Datang Pre-emptive Bonds are fair and reasonable, the entering into of the Datang Pre- emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole.

Principal terms of the Datang Pre-emptive Bonds

The principal terms of the Datang Pre-emptive Bonds are summarised as follows:

Issuer:	The Company

Principal amount:	US$22,200,000

Maturity date:	7 November 2018

Redemption amount on maturity:	Unless previously redeemed, converted or repurchased and cancelled, the Company will redeem each Datang Pre-emptive Bond at its principal amount on the maturity date.

Interest rate:	The Datang Pre-emptive Bonds will not bear interest.

Status:

The Datang Pre-emptive Bonds constitute direct, unconditional, unsubordinated and (subject to the terms and conditions of the Datang Pre-emptive Bonds) unsecured obligations of the Company and shall at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Company under the Datang Pre-emptive Bonds shall, subject to exceptions as may be provided by mandatory provisions of applicable legislation and subject to the terms and conditions of the Datang Pre-emptive Bonds, at all times rank at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations.

Conversion right:

Subject to and upon compliance with the terms and conditions of the Datang Pre-emptive Bonds, the Datang Pre-emptive Bonds are convertible by holders into Shares, at any time on and after 18 December 2013 and up to the close of business (at the place where the bond certificate evidencing such Datang Pre-emptive Bond is deposited for conversion) on the date falling seven days prior to the maturity date (both days inclusive), except as described in the terms and conditions of the Datang Pre-emptive Bonds, or, if such Datang Pre-emptive Bonds shall have been called for redemption by the Company before the maturity date, then up to the close of business (at the place aforesaid) on a date no later than seven days (both days inclusive and at the place aforesaid) prior to the date fixed for redemption thereof, or if notice requiring redemption has been given by the holders of such Datang Pre-emptive Bond pursuant to the terms and conditions of the Datang Pre-emptive Bonds, then up to the close of business (at the place aforesaid) on the day prior to the giving of such notice.

Conversion price:	The Conversion Price (as defined in the terms and conditions of the Datang Pre-emptive Bonds) will initially be HK$0.7965 per Share but will be subject to adjustment.

The Conversion Price will be subject to adjustment for consolidation, subdivision or reclassification of Shares, capitalisation of profits or reserves, distribution (meaning any distribution of assets in specie and any cash dividend or distribution), rights issue of Shares or options over Shares, rights issue or other securities (other than Shares or options), issue of securities at below the current market price, modification of rights of conversion and other offers to Shareholders, subject to the terms and conditions of the Datang Pre-emptive Bonds.

The Datang Supplemental Agreement

On 22 August 2014, the Company entered into the Datang Supplemental Agreement with Datang and Datang Telecom to amend the pre-emptive rights provision in the Datang Share Purchase Agreement in order to give effect to the parties’ understanding of the purpose of the pre-emptive rights provision.

The principal terms of the Datang Supplemental Agreement are set out below:

Date:	22 August 2014

Parties:	Datang, Datang Telecom and the Company

Proposed amendment:

Subject to the fulfilment of the conditions set out below, the pre- emptive rights provision in the Datang Share Purchase Agreement will be amended such that the pro rata portion of new securities that Datang Telecom or Datang is entitled to subscribe will be determined in accordance with the percentage of the issued share capital held by Datang immediately prior to the Company’s entry into the agreement or agreements for the transaction involving the issuance of such new securities.

The Datang Share Purchase Agreement shall, except as amended by the Datang Supplemental Agreement, remain in full force and effect.

Conditions Precedent:	The proposed amendments to the Datang Share Purchase Agreement will only be effective upon the fulfilment of the following conditions:

1. Independent Shareholder’s approval: the Company having obtained the approval of the Independent Shareholders in general meeting of the Datang Supplemental Agreement.

THE COUNTRY HILL PRE-EMPTIVE SUBSCRIPTION

Pre-emptive rights of Country Hill

References are made to the Company’s announcements dated 18 April 2011, 4 June 2014 and 18 June 2014 in relation to the Country Hill Subscription Agreement and the delivery by Country Hill of an irrevocable notice to the Company that it will exercise its pre-emptive right in respect of the issue of the Subscription Shares only for a total consideration of an amount equivalent to approximately US$20.6 million.

Pursuant to the Country Hill Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill shall have the pre-emptive right to subscribe for such number of additional Shares or securities convertible into Shares so as to enable Country Hill to hold, after the issue of such securities, a pro rata portion of such securities equivalent to the percentage of the issued share capital of the Company then beneficially owned by Country Hill immediately prior to the issue of such securities. Country Hill’s pre-emptive right is applicable to the issue of the Subscription Shares, the Further Bonds and any Datang Pre-emptive Subscription. Pursuant to the Country Hill Subscription Agreement, completion of any such issue of the Country Hill Pre-emptive Shares and Country Hill Pre-emptive Bonds to Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Securities in connection with the issue of the Subscription Shares, the Further Bonds and any Datang Pre-emptive Subscription will be at a price equivalent to the Subscription Price (in the case of the Country Hill Pre-emptive Shares) or the issue price of the Further Bonds (in the case of the Country Hill Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the independent Shareholders for the Country Hill Pre-emptive Subscription.

The Company has notified Country Hill in accordance with the terms of the Country Hill Share Subscription Agreement in respect of the issue of the Subscription Shares, Further Bonds and the possibility of the Datang Pre-emptive Subscription. Pursuant to the Country Hill Subscription Agreement, Country Hill delivered an irrevocable notice to the Company on 18 June 2014 that it would be exercising its pre-emptive right in respect of the issue of the Subscription Shares only for a total consideration of an amount equivalent to approximately US$20.6 million. The subscription by Country Hill of the Country Hill Pre-emptive Shares will be based on terms and conditions that are substantially the same as the Placing and the Subscription.

The Country Hill Pre-emptive Subscription Agreement

On 22 August 2014, the Company entered into the Country Hill Pre-emptive Subscription Agreement with Country Hill, pursuant to which, on and subject to the terms of the Country Hill Pre-emptive Subscription Agreement, the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, the Country Hill Pre-emptive Shares. The subscription by Country Hill of the Country Hill Pre-emptive Shares will be at a price equivalent to the Subscription Price, and conditional upon the approval of the Independent Shareholders.

The principal terms of the Country Hill Pre-emptive Subscription Agreement are set out below:

Date:	22 August 2014

Parties:	(i) Country Hill as the subscriber; and

(ii) the Company as the issuer

Interest to be acquired:

The Country Hill Pre-emptive Shares represent (i) approximately 0.77% of the existing issued share capital of the Company as at the date of this announcement; and (ii) approximately 0.77% of the issued share capital of the Company as enlarged by the issue of the Country Hill Pre-emptive Shares.

Consideration:	The total cash consideration payable by Country Hill is HK$161,185,479.00 comprising 268,642,465 Shares in aggregate of HK$0.60 per Share.

Subscription Price:	The subscription price of HK$0.60 per Share represents:

(1)  a discount of approximately 17.81% over the Closing Price of HK$0.730 per Share as quoted on the Hong Kong Stock Exchange on the last full trading day immediately before execution of the Country Hill Pre-emptive Share Subscription Agreement;

(2)  a discount of approximately 18.70% over the volume weighted average Closing Price of HK$0.738 per Share for the last five consecutive trading days up to and including the last full trading day immediately before execution of the Country Hill Pre-emptive Share Subscription Agreement; and

(3)  a discount of approximately 17.13% over the volume weighted average Closing Price of HK$0.724 per Share for the last ten consecutive trading days up to and including the last full trading day immediately before execution of the Country Hill Pre-emptive Share Subscription Agreement.

Proposed issue of the Country Hill Pre-emptive Shares:	Subject to the fulfilment of the conditions set out below in the section headed “Conditions Precedent”.

Conditions Precedent:	Completion of the Subscription is conditional upon the fulfilment of the following conditions:

1.   Listing: the Hong Kong Stock Exchange having agreed to list the Country Hill Pre-emptive Shares (and such listing permission not subsequently revoked prior to the delivery of definitive share certificate(s) representing the Country Hill Pre-emptive Shares);

2.   Independent Shareholder’s approval for the issue of Country Hill Pre-emptive Shares: the Company having obtained the approval of the Independent Shareholders in general meeting of the subscription by Country Hill of Country Hill Pre-emptive Shares and a specific mandate to the issue of the Country Hill Pre-emptive Shares at closing pursuant to the Country Hill Pre- emptive Subscription Agreement;

3.             No governmental prohibition: the issue of the Country Hill Pre- emptive Shares by the Company and the subscription of the Country Hill Pre-emptive Shares by Country Hill not being prohibited by any law or governmental order or regulation.

The Company has agreed to, as soon as is reasonably practicable:

(i) take such steps as are necessary to hold the general meeting with a view to obtain the approvals required under condition 2 above; and

(ii)          apply to the Hong Kong Stock Exchange for the granting of listing of, and permission to deal in, the Country Hill Pre-emptive Shares and use all reasonable endeavours to obtain the granting of such listing and permission to deal by the Hong Kong Stock Exchange as soon as is reasonably practicable.

Company lock-up undertaking:

The Company has undertaken to Country Hill that for a period commencing on the date of the Country Hill Pre-emptive Subscription Agreement and ending on the date falling on 90 days after that date (inclusive), the Company will not, except for the issue of (1) the Country Hill Pre-emptive Shares and the Datang Pre-emptive Securities; (2) any Shares issuable under the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds; (3) securities under the terms of any employee share scheme of the Company or any other scheme that has been publicly announced or disclosed by the Company as of the date of the Country Hill Pre-emptive Subscription Agreement; (4) bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with its articles of association; and (5) Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to Shares which are issued as consideration for any merger or acquisition provided that (A) the aggregate value of the Shares issued (as calculated by the current market price is less than US$100,000,000 and (B) the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided in this Clause prior to any such issue:

(a)         allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe for (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Share(s) or any interests in Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to Shares or interest in Shares; or

(b) agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in (a) above; or

(c) announce any intention to enter into or effect any such transaction described in (a) or (b) above,

without first having obtained the written consent of Country Hill (such consent not to be unreasonably withheld or delayed).

Termination:

If at any time prior to 9 : 00 a.m. (Hong Kong time) on the second business day after the date upon which the last of the conditions to be satisfied shall have been so satisfied or waived or such other time and/ or date as Country Hill and the Company may agree in writing:

1. there develops, occurs or comes into force:

(a)         any new law or regulation or any change or development involving a prospective change in existing laws or regulations in any relevant jurisdiction which in the opinion of Country Hill has or is likely to have a material adverse effect on the financial position of the Group as a whole; or

(b)        any significant change (whether or not permanent) in local, national or international monetary, economic, financial or political conditions which in the opinion of Country Hill is or would be materially adverse to the success of the subscription of the Country Hill Pre-emptive Shares; or

(c)         any significant change (whether or not permanent) in local, national or international securities market conditions or currency exchange rates or foreign exchange rates or foreign exchange controls which in the reasonable opinion of Datang is or would be materially adverse to the success of Country Hill or make it impracticable or inexpedient to proceed therewith; or

(d)        a general moratorium on commercial banking activities in Hong Kong, the PRC, London or New York declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in Hong Kong, the PRC, Singapore, the United Kingdom or the United States; or

(e) a change or development involving a prospective change in Taxation which materially adversely affects the Group as a whole or the Country Hill Pre-emptive Shares; or

(f)           any outbreak or escalation of hostilities or act of terrorism involving Hong Kong, the PRC, Singapore, the United Kingdom or the United States or the declaration by Hong Kong, the PRC, Singapore, the United Kingdom or the United States of a national emergency or war; or

(g)        any suspension of dealings in the Shares on the Hong Kong Stock Exchange or American Depository Shares over the Shares on the New York Stock Exchange for any period whatsoever (other than a voluntary suspension or as a result of the Subscription, the Announcement or in connection with the issuance of the Country Hill Pre-emptive Shares and the Datang Pre-emptive Securities); or

(h)         any moratorium, suspension or material restriction on trading in shares or securities generally on the Hong Kong Stock Exchange, the Shanghai stock exchange, the London Stock Exchange or the New York Stock Exchange due to exceptional financial circumstances or otherwise at any time prior to the Country Hill Pre-emptive Subscription Closing Date; or

2.             any breach of any of the representations, warranties and undertakings set out in the Country Hill Pre-emptive Subscription Agreement comes to the knowledge of Country Hill or any event occurs or any matter arises on or after the date hereof and prior to the Country Hill Pre-emptive Subscription Closing Date which if it had occurred or arisen before the date hereof would have rendered any of such representations, warranties and undertakings untrue or incorrect in any respect, or there has been a breach of, or failure to perform, any other provision of Country Hill Pre-emptive Subscription Agreement on the part of the Company; or

3.             there is any such adverse change, or development involving a prospective adverse change in the general affairs, condition, results of operations or prospects, management, business or in the financial or trading position of the Group as a whole which in the opinion of Country Hill is materially adverse to the success of the Country Hill Pre-emptive Subscription, then and in any such case, Country Hill may terminate the Country Hill Pre-emptive Subscription Agreement at any time prior to 9 : 00 a.m. (Hong Kong time) on the Country Hill Pre-emptive Subscription Closing Date.

EFFECT ON THE SHARE CAPITAL OF THE COMPANY AS A RESULT OF THE ISSUE OF THE DATANG PRE-EMPTIVE SECURITIES AND THE COUNTRY HILL PRE-EMPTIVE SHARES

The subscription price of any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Shares and by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Shares will be at a price equivalent to the Subscription Price.

Based on the initial Conversion Price of HK$0.7965 per Share and assuming full conversion of the Datang Pre-emptive Bonds at the initial Conversion Price (subject to adjustment in accordance with the terms and conditions of the Datang Pre-emptive Bonds), the Datang Pre-emptive Bonds will be convertible into 216,096,723 Shares, representing approximately 0.62% of the issued share capital of the Company on the last full trading day immediately before execution of the Datang Pre-emptive Bond Subscription Agreement and approximately 0.62% of the issued share capital of the Company as enlarged by and assuming full conversion of the Datang Pre-emptive Bonds.

The following table illustrates (i) the existing shareholding structure of the Company; (ii) the shareholding structure of the Company after the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares and assuming no conversion of the Bonds; (iii) the shareholding structure of the Company after the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares and assuming full conversion of the Datang Pre- emptive Bonds but no conversion of the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds; and (iv) the shareholding structure of the Company after the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares and assuming full conversion of the Bonds.

	Existing (as at 22 August 2014)		Immediately after the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares and assuming no conversion of the Bonds (Note 1)

Immediately after the issue of the
Datang Pre-emptive Securities and
the Country Hill Pre-emptive
Shares and assuming full
conversion of the Datang Pre-
emptive Bonds but no conversion
of the Original Bonds, the
Original Pre-emptive Bonds and
the Further Bonds (Note 2)

							Immediately after the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares and assuming full conversion of the Bonds (Note 3)
Shareholder	No. of Shares	% of issued share capital of the Company	No. of Shares	% of issued share capital of the Company	No. of Shares	% of issued share capital of the Company	No. of Shares	% of issued share capital of the Company

Datang	6,116,138,341	17.55%	6,785,607,293	18.96%	7,001,704,016	19.45%	7,533,185,145	18.97%
Country Hill	3,605,890,530	10.35%	3,874,532,995	10.83%	3,874,532,995	10.76%	4,187,970,584	10.54%
Holders of Original Bonds	—	—	—	—	—	—	1,946,817,325	4.90%
Holders of Further Bonds	—	—	—	—	—	—	924,738,230	2.33%
Other Shareholders	25,123,925,496	72.10%	25,123,925,496	70.21%	25,123,925,496	69.79%	25,123,925,496	63.26%

Total	34,845,954,367	100.00%	35,784,065,784	100.00%	36,000,162,507	100.00%	39,716,636,780	100.00%

Notes:

1.             Assuming that other than the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares, no Share issuance, no issuance of any further pre-emptive securities, no restricted share units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities. As at 31 July 2014, the Company has 482,562,684 outstanding share options.

2.             Assuming that other than the issue of the Datang Pre-emptive Securities, the Country Hill Pre-emptive Shares and assuming full conversion of the Datang Pre-emptive Bonds, no Share issuance, no issuance of further pre- emptive securities, no restricted share units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities. As at 31 July 2014, the Company has 482,562,684 outstanding share options.

3.             Assuming that other than the issue of the Datang Pre-emptive Securities, the Country Hill Pre-emptive Shares and assuming full conversion of the Bonds, no Share issuance, no issuance of further pre-emptive securities, no restricted share units are granted, none of the outstanding share options is exercised and no conversion into Shares of any securities. As at 31 July 2014, the Company has 482,562,684 outstanding share options.

COMPARISON OF THE CONVERSION PRICE

The Conversion Price will initially be HK$0.7965 per Share (which is approximately the net Conversion Price per Share), but will be subject to adjustment, with a fixed exchange rate of HK$7.7532 = US$1.00.

The initial Conversion Price of HK$0.7965 represents:

(1)                 a premium of approximately 35.00% over the Closing Price of HK$0.59 per Share as quoted on the Hong Kong Stock Exchange on the Last Trading Day;

(2)                 a premium of approximately 32.05% over the volume weighted average Closing Price of HK$0.6032 per Share for the last five consecutive trading days up to and including the Last Trading Day; and

(3)                 a premium of approximately 31.48% over the volume weighted average Closing Price of HK$0.6058 per Share for the last ten consecutive trading days up to and including the Last Trading Day.

The initial Conversion Price was determined after arm’s length negotiations between the Company and the Joint Managers with reference to the Closing Price of the Shares quoted on the Hong Kong Stock Exchange on the Last Trading Day, being the last trading day immediately before the entering into of the subscription agreement dated 24 October 2013 in relation to the Original Bonds.

Further to the execution of the Datang Pre-emptive Bond Subscription Agreement, the initial Conversion Price of HK$0.7965 represents:

(1)                 a premium of approximately 9.11% over the Closing Price of HK$0.730 per Share as quoted on the Hong Kong Stock Exchange on the last full trading day immediately before execution of the Datang Pre-emptive Bond Subscription Agreement;

(2)                 a premium of approximately 7.93% over the volume weighted average Closing Price of HK$0.738 per Share for the last five consecutive trading days up to and including the last full trading day immediately before execution of the Datang Pre-emptive Bond Subscription Agreement; and

(3)                 a premium of approximately 10.01% over the volume weighted average Closing Price of HK$0.724 per Share for the last ten consecutive trading days up to and including the last full trading day immediately before execution of the Datang Pre-emptive Bond Subscription Agreement.

GRANT OF PRE-EMPTIVE SPECIFIC MANDATES

Any Datang Pre-emptive Shares will be allotted and issued under the Datang Pre-emptive Specific Mandate to be obtained from the Independent Shareholders at the EGM.

Any Datang Pre-emptive Bonds and any Shares to be issued pursuant to the conversion of the Datang Pre-emptive Bonds will be allotted and issued under the Datang Pre-emptive Specific Mandate to be obtained from the Independent Shareholders at the EGM.

Any Country Hill Pre-emptive Shares will be allotted and issued under the Country Hill Pre- emptive Specific Mandate to be obtained from the Independent Shareholders at the EGM.

Application will be made by the Company to the Listing Committee of the Hong Kong Stock Exchange for the grant of the listing of, and permission to deal in, any Datang Pre-emptive Shares, any Datang Conversion Shares, any Country Hill Pre-emptive Shares and any Shares to be issued pursuant to the conversion of the Datang Pre-emptive Bonds.

On the assumption that the approvals of the Independent Shareholders and any other necessary governmental approvals are successfully obtained, the maximum gross proceeds of the issue of the Datang Pre-emptive Bonds and the issue of the Datang Pre-emptive Shares and the Country Hill Pre-emptive Shares will be approximately US$22,533,000 and HK$562,866,850.20, respectively.

FUND RAISING ACTIVITIES BY THE COMPANY IN THE LAST 12 MONTHS

References are made to the Company’s announcements dated 7 November 2013, 18 December 2013, 4 June 2014, 12 June 2014 and 24 June 2014 and the Company’s circular dated 29 January 2014 in relation to the issue of the Original Bonds and the Original Pre-emptive Bonds, the Placing, the Subscription and the issue of the Further Bonds.

On 7 November 2013, the Company issued the Original Bonds in an aggregate principal amount of US$200,000,000.

On 17 February 2014, the Independent Shareholders approved the issue of the Original Pre- emptive Bonds to Datang and Country Hill which was completed on 29 May 2014, with an aggregate principal amount of US$54,600,000 and US$32,200,000, respectively.

On 12 June 2014, the Company allotted and issued 2,590,000,000 Subscription Shares to Datang.

On 24 June 2014, the Company issued the Further Bonds in an aggregate principal amount of US$95,000,000.

REASONS FOR, AND BENEFITS OF, THE DATANG PRE-EMPTIVE SUBSCRIPTION AND THE COUNTRY HILL PRE-EMPTIVE SUBSCRIPTION

The Company is of the view that the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription will strengthen the relationship between Datang, Country Hill and the Company and provide an additional source of funding for the Company’s needs beyond the capital raised through the Placing and the Subscription.

On this basis, the Directors (excluding the independent non-executive Directors who will form their view upon considering the advice of the Independent Financial Adviser) consider that, subject to the opinion of Messis Capital, the terms of the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription are fair and reasonable, the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre- emptive Subscription Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole.

USE OF PROCEEDS

It is estimated that the net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Bonds and the issue of the Datang Pre-emptive Shares and the Country Hill Pre- emptive Shares will be approximately US$22.4 million and HK$562.5 million, respectively.

The Company intends to use the net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares for the Company’s capital expenditure used for capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes.

IMPLICATIONS OF THE LISTING RULES

Datang currently holds 17.55% of the entire existing issued share capital of the Company. Country Hill currently holds 10.35% of the entire existing issued share capital of the Company. As each of Datang and Country Hill is a substantial Shareholder of the Company by virtue of their respective shareholding interest, each of them is a connected person of the Company and the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement as well as the transactions contemplated thereunder (including the allotment and issue of the Datang Pre-emptive Shares, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Country Hill Pre-emptive Shares and any Datang Conversion Shares) will constitute connected transactions of the Company under Chapter 14A of the Listing Rules. Therefore, the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement and the transactions contemplated thereunder are subject to reporting, announcement and Independent Shareholders’ approval requirements under the Chapter 14A of the Listing Rules.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, apart from Datang and its associates (as defined in the Listing Rues) (in the case of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement and the transactions contemplated thereunder, the Datang Pre- emptive Specific Mandate and the Datang Supplemental Agreement) and Country Hill and its associates, (in the case of the Country Hill Pre-emptive Subscription Agreement and the transactions contemplated thereunder and the Country Hill Pre-emptive Specific Mandate) no other Shareholder of the Company will be required to abstain from voting on the resolutions at the EGM.

In accordance with the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors who have no direct or indirect interest in the Datang Pre- emptive Subscription, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription, other than, where applicable, being a Shareholder) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Pre- emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement are fair and reasonable, whether the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre-emptive Subscription Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the

Shareholders as a whole, and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the Independent Financial Adviser.

Messis Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and Independent Shareholders as to whether the respective terms of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre- emptive Subscription Agreement are fair and reasonable, and whether the entering into of the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre- emptive Subscription Agreement is on normal commercial terms or better, in the ordinary and usual course of business of the Company and in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders as to whether they should vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement, the Datang Supplemental Agreement and the Country Hill Pre- emptive Subscription Agreement and the transactions contemplated thereunder.

GENERAL

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders to approve (i) the Datang Pre-emptive Share Subscription Agreement and the allotment and issue of the Datang Pre-emptive Shares, (ii) the Datang Pre-emptive Bond Subscription Agreement and the issue of the Datang Pre-emptive Bonds, the allotment and issue of the Datang Conversion Shares, (iii) the grant of the Datang Pre-emptive Specific Mandate, (iv) the Datang Supplemental Agreement, (v) the Country Hill Pre-emptive Subscription Agreement, the allotment and issue of the Country Hill Pre-emptive Shares, and (vi) the grant of the Country Hill Pre-emptive Specific Mandate.

Datang and its associates, being connected persons of the Company in respect of the Datang Pre-emptive Subscription, will abstain from voting on the ordinary resolutions to approve (i) the Datang Pre-emptive Share Subscription Agreement and the allotment and issue of the Datang Pre-emptive Shares, (ii) the Datang Pre-emptive Bond Subscription Agreement, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Datang Conversion Shares, (iii) the grant of the Datang Pre-emptive Specific Mandate and (iv) the Datang Supplemental Agreement.

Country Hill and its associates, being connected persons of the Company in respect of the Country Hill Pre-emptive Subscription, will abstain from voting on the ordinary resolutions to approve (i) the Country Hill Pre-emptive Subscription Agreement and the allotment and issue of the Country Hill Pre-emptive Shares, and (ii) the grant of the Country Hill Pre-emptive Specific Mandate.

A circular containing, among other things, further details on the Datang Pre-emptive Subscription, the Country Hill Pre-emptive Subscription, a letter from the Independent Board Committee and an opinion from the Independent Financial Adviser together with the notice convening the EGM to approve (i) the Datang Pre-emptive Subscription, the allotment and issue of the Datang Pre-emptive Shares and the issue of the Datang Pre-emptive Bonds (and the allotment and issue of Datang Conversion Shares thereunder), (ii) the Country Hill Pre-emptive Subscription and the issue of the Country Hill Pre-emptive Shares, (iii) the Pre-emptive Specific Mandates and (iv) the Datang Supplemental Agreement will be despatched to the Shareholders as early as practicable in accordance with the requirements of the Listing Rules.

An application will be made by the Company to the Listing Committee of the Hong Kong Stock Exchange for the granting of the approval for the listing of, and permission to deal in, the Datang Pre-emptive Shares and the Datang Conversion Shares and the Country Hill Pre- emptive Shares. An application will be made by the Company to the Singapore Exchange for the listing and quotation of the Datang Pre-emptive Bonds on the bonds market of the Singapore Exchange.

UNITED STATES SECURITIES LAW MATTERS

The Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the Datang Pre-emptive Securities and the Country Hill Pre-emptive Shares in the United States. This announcement does not constitute an offer of any securities for sale.

INFORMATION ABOUT THE COMPANY

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. The Company provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing and a majority owned 300mm fab for advance nodes under development; a 200mm fab in Tianjin; and a 200mm fab project under development in Shenzhen. The Company also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

INFORMATION ABOUT DATANG

Datang is a subsidiary of Datang Telecom headquartered in Beijing. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

INFORMATION ABOUT COUNTRY HILL

Country Hill is a controlled subsidiary of China Investment Corporation (CIC). Headquartered in Beijing, CIC was founded on September 2007 as a wholly state-owned company incorporated in accordance with the Company Law of China. The company was established as a vehicle to diversify China’s foreign exchange holdings and seek maximum returns for its shareholder within acceptable risk tolerance. As a financial investor, CIC invests on a commercial basis.

Shareholders and potential investors should note that completion of the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription is subject to fulfilment of the conditions under the Datang Pre-emptive Share Subscription Agreement, the Datang Pre-emptive Bond Subscription Agreement and the Country Hill Pre-emptive Subscription

Agreement and may be terminated in certain circumstances. As the allotment and issue of the Datang Pre- emptive Shares, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Country Hill Pre-emptive Shares may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares. When in doubt, investors are recommended to consult their professional adviser(s).

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

“2013 General Mandate”

a general and unconditional mandate granted to the Directors by passing a resolution of the Shareholders at the annual general meeting of the Company held on 13 June 2013 to exercise the power of the Company to allot and issue up to 20% of the issued share capital of the Company as at the date of passing such resolution

“ADS(s)”	American depositary shares of the Company, each of which represents 50 Shares

“Announcement”

the announcement dated 18 June 2014 issued by the Company regarding Datang and Country Hill’s intention to exercise their respective pre-emptive rights in respect of the issue of the Subscription Shares and this announcement pursuant to the requirements under the Listing Rules relating to, amongst other things, the Datang Pre- emptive Subscription and Country Hill Pre-emptive Subscription

“associate”	has the meaning as described in the Listing Rules

“Board”	the board of Directors

“Bonds”	the Original Bonds, the Original Pre-emptive Bonds, the Further Bonds and the Datang Pre-emptive Bonds

“Closing Price”	for any trading day the price published in the daily quotation sheet published by the Hong Kong Stock Exchange

“Company”

Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, shares of which are listed on the main board of the Hong Kong Stock Exchange and the ADSs of which are listed on the New York Stock Exchange

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Conversion Price”

the price at which Further Bonds Conversion Shares and the Datang Conversion Shares will be issued upon conversion of the Further Bonds and the Datang Pre-emptive Bonds (as applicable) which will initially be HK$0.7965 per Share and will be subject to adjustment in the manner provided in the terms and conditions of the Further Bonds and the Datang Pre-emptive Bonds

“Country Hill”	Country Hill Limited, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation

“Country Hill Pre-emptive Bonds”

any zero coupon convertible bonds due 2018 to be issued by the Company to Country Hill pursuant to the exercise of its pre-emptive right under the Country Hill Subscription Agreement as will result in Country Hill’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Further Bonds and any Datang Pre-emptive Subscription

“Country Hill Pre-emptive Securities”	the Country Hill Pre-emptive Bonds and the Country Hill Pre-emptive Shares

“Country Hill Pre-emptive Shares”

the 268,642,465 Shares to be issued to Country Hill pursuant to an exercise of its pre-emptive right under the Country Hill Subscription Agreement in connection with the Placing and Subscription Agreement for a total consideration of HK$161,185,479.00

“Country Hill Pre-emptive Specific Mandate”	the authority to be granted by the Independent Shareholders to the Directors to allot and issue the Country Hill Pre-emptive Shares

“Country Hill Pre-emptive Subscription”

the proposed subscription of Country Hill Pre-emptive Shares by Country Hill under the Country Hill Pre-emptive Subscription Agreement pursuant to the exercise of pre-emptive right by Country Hill under the Country Hill Subscription Agreement

“Country Hill Pre-emptive Subscription Agreement”	The agreement entered into between the Company and Country Hill dated 22 August 2014 in relation to the Country Hill Pre-emptive Subscription

“Country Hill Pre-emptive Subscription Closing Date”

second business day after the date upon which the last of the conditions to be satisfied shall have been so satisfied or waived or such other time and/or date as Country Hill and the Company may agree in writing

“Country Hill Subscription Agreement”	the share subscription agreement dated 18 April 2011 entered into between the Company and Country Hill

“Datang”	Datang Holdings (Hongkong) Investment Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang Telecom

“Datang Conversion Shares”	Shares to be allotted and issued by the Company upon conversion of the Datang Pre-emptive Bonds

“Datang Pre-emptive Bonds”

the zero coupon convertible bonds due 2018 in the aggregate principal amount of US$22,200,000 proposed to be issued by the Company to Datang under the Datang Pre-emptive Bond Subscription Agreement pursuant to the exercise of Datang’s pre-emptive right under the Datang Share Purchase Agreement in connection with the Bond Subscription Agreement as will result in Datang’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Further Bonds and any Country Hill Pre- emptive Subscription

“Datang Pre-emptive Bond Subscription Agreement”	the agreement entered into between the Company and Datang dated 22 August 2014 in relation to the subscription of Datang Pre-emptive Bonds

“Datang Pre-emptive Bond Subscription Closing Date”	such date as the Company and Datang may agree, not being later than 31 December 2014

“Datang Pre-emptive Specific Mandate”	the authority to be granted by the Independent Shareholders to the Directors to allot and issue the Datang Pre-emptive Shares and the Datang Conversion Shares

“Datang Pre-emptive Shares”

the 669,468,952 Shares to be issued to Datang pursuant to the exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the Placing and Subscription Agreement as will result in Datang’s percentage shareholding in the Company not being diluted by the issue of the Subscription Shares and any Country Hill Pre-emptive Shares

“Datang Pre-emptive Share Subscription Agreement”	the agreement entered into between the Company and Datang dated 22 August 2014 in relation to the subscription of Datang Pre-emptive Shares

“Datang Pre-emptive Share Subscription Closing Date”

second Business Day after the date upon which the last of the Conditions to be satisfied shall have been so satisfied or waived or such other time and/or date as Datang and the Company may agree in writing

“Datang Pre-emptive Securities”	the Datang Pre-emptive Shares, the Datang Pre-emptive Bonds (and any Datang Conversion Shares)

“Datang Pre-emptive Subscription”

the proposed subscription of Datang Pre-emptive Shares and Datang Pre-emptive Bonds by Datang under, respectively, the Datang Pre- emptive Share Subscription Agreement and Datang Pre-emptive Bond Subscription Agreement, pursuant to the exercise of pre-emptive right by Datang under the Datang Share Purchase Agreement

“Datang Share Purchase Agreement”	the share purchase agreement dated 6 November 2008 entered into between the Company and Datang Telecom

“Datang Supplemental Agreement”	the supplemental agreement dated 22 August 2014 between Datang, Datang Telecom and the Company to amend the pre-emptive rights provision in the Datang Share Purchase Agreement

“Datang Telecom”	Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

“Director(s)”	director(s) of the Company

“EGM”

the extraordinary general meeting of the Company proposed to be held to approve, among other things, (i) the Datang Pre-emptive Share Subscription Agreement and the allotment and issue of the Datang Pre-emptive Shares, (ii) the Datang Pre-emptive Bond Subscription Agreement, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Datang Conversion Shares, (iii) the grant of the Datang Pre-emptive Specific Mandate, (iv) the Datang Supplemental Agreement, (v) the Country Hill Pre-emptive Subscription Agreement and the allotment and issue of the Country Hill Pre-emptive Shares, and (vi) the grant of the Country Hill Pre- emptive Specific Mandate

“Further Bonds”	the zero coupon convertible bonds due 2018 of an aggregate principal amount of US$95 million issued by the Company under the Further Bonds Subscription Agreement

“Further Bonds Conversion Shares”	Shares to be allotted and issued by the Company upon conversion of the Further Bonds

“Further Bonds Subscription Agreement”	the subscription agreement entered into between the Company and the Joint Managers dated 4 June 2014 in respect of the issue of the Further Bonds

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	an independent committee of the Board that consists of all independent non-executive Directors

“Independent Financial Adviser” or “Messis Capital”

Messis Capital Limited, a licensed corporation to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Datang Pre-emptive Subscription and the Country Hill Pre-emptive Subscription

“Independent Shareholders”

in relation to the Datang Pre-emptive Subscription, Shareholders other than Datang and its associates, and in relation to the Country Hill Pre-emptive Subscription, Shareholders other than Country Hill and its associates

“Joint Managers”	J.P. Morgan Securities plc and Deutsche Bank AG, Hong Kong Branch

“Joint Placing Agents”	J.P. Morgan Securities (Asia Pacific) Limited and Deutsche Bank AG, Hong Kong Branch

“Last Trading Day”	24 October 2013, being the last trading day immediately before the entering into of the subscription agreement dated 24 October 2013 in relation to the Original Bonds

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“London Stock Exchange”	the London Stock Exchange plc

“New York Stock Exchange”	the New York Stock Exchange, Inc.

“Original Bonds”	the US$200,000,000 zero coupon convertible bonds due 2018 issued by the Company on 7 November 2013

“Original Pre-emptive Bonds”

the US$54,600,000 zero coupon convertible bonds issued to Datang pursuant to a subscription agreement dated 18 December 2013 between Datang and the Company and the US$32,200,000 zero coupon convertible bonds due 2018 issued to Country Hill pursuant to a subscription agreement dated 18 December 2013 between Country Hill and the Company, which have been consolidated and have formed a single series with the Original Bonds;

“Placing”	the placing of the Sale Shares pursuant to the Placing and Subscription Agreement

“Placing and Subscription Agreement”	the placing and subscription agreement between Datang, the Company and the Joint Placing Agents dated 4 June 2014

“PRC”	the People’s Republic of China (for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan)

“Pre-emptive Specific Mandates”	the Datang Pre-emptive Specific Mandate and the Country Hill Pre- emptive Specific Mandate

“Sale Share(s)”	a total of 2,590,000,000 Shares offered by Datang for sale which were placed by the Joint Placing Agents on 9 June 2014 pursuant to the Placing and Subscription Agreement at HK$0.60 per Sale Share

“Securities Act”	the U.S. Securities Act of 1933, as amended from time to time

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	share(s) of US$0.0004 each in the share capital of the Company

“Shareholder(s)”	the holder(s) of the Shares

“Singapore Exchange”	Singapore Exchange Securities Trading Limited

“Subscription”	the subscription for the Subscription Shares pursuant to the Placing and Subscription Agreement

“Subscription Price”	HK$0.60 per Subscription Share

“Subscription Share(s)”	2,590,000,000 Shares subscribed by Datang on 12 June 2014 pursuant to the Placing and Subscription Agreement at the Subscription Price

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“US” or “United States”	the United States of America

“US$” or “US Dollars”	United States dollars, the lawful currency of the United States

“%”	per cent

By order of the Board Semiconductor Manufacturing International Corporation Tzu-Yin Chiu Chief Executive Officer and Executive Director

Shanghai, 22 August 2014

As at the date of this announcement, the Directors are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: August 26, 2014	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director